Exhibit 99.1

A.F. PETROCELLI
c/o United Capital Corp.
9 Park Place
Great Neck, New York 11021

July 11, 2008

The Board of Directors
United Capital Corp.
9 Park Place
Great Neck, New York 11021

Members of the Board of Directors:

I am pleased to offer to acquire, through an acquisition vehicle to be formed by me, all of the outstanding shares of common stock of United Capital Corp. (“United Capital” or the “Company”) at a cash purchase price of $23.00 per share.  As you are aware, I currently own beneficially approximately 75% of the capital stock of the Company, inclusive of presently exercisable options.  The total value of the transaction, including the contribution of my existing equity, as well as the contribution of the equity of my family members and certain senior executives of the Company is expected to exceed $270 million, including the assumption of the Company’s outstanding indebtedness.

I believe that my offer is fair to and in the best interest of United Capital and its various constituencies, including its public stockholders.  This offer represents a 17.7% premium over the average closing price of the Company’s common stock for the last five trading days. Given the turmoil in the marketplace and the uncertainty in the automotive and real estate industries, my offer provides certainty and liquidity for our stockholders.

The proposal, in addition to providing the public stockholders of the Company with a fair price for – and substantial premium on – their equity, will ensure the Company has the flexibility to meet the challenges of intensifying competition, obtaining financing for future acquisitions, making appropriate capital improvements, as well as overcoming any further declines in the automotive and real estate industries in the years to come.  I feel that a long-term, entrepreneurial management perspective is required that is not constrained by the public markets’ constant focus on short-term results and the prohibitive costs of being a public company.  As both a major stockholder and as the Company’s Chairman, President and Chief Executive Officer, I am convinced that private ownership is highly desirable and am willing to assume the risks of full ownership to ensure that the Company has the structure and flexibility it needs to continue to grow.  I believe that a going-private transaction is the best strategic alternative available to enhance stockholder value for the Company and its public stockholders.

My current intent is to structure the transaction as a merger. The transaction will also have to be approved by the Company’s stockholders.  I would move promptly to obtain all necessary regulatory approvals for the transaction, including any required compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, upon execution of a definitive agreement.  I do not anticipate any issues in obtaining any other regulatory approvals and my offer is not subject to financing.  I believe all these factors will provide a high degree of comfort that the proposed merger can be closed quickly and with certainty, promptly after approval by the Company’s stockholders.

Following this transaction, I expect the Company’s senior management team would remain in place.  I also anticipate that we will continue to run the business substantially in accordance with the Company’s current practice, with such changes as may be necessary to meet the long-term competitive environment and to realize our business objectives.  I expect to maintain the Company’s valuable employee base, which I view as one of its most important assets.

Given my extensive history and knowledge of the Company, I am well positioned to negotiate and complete the transaction in an expedited manner and to promptly enter into discussions so that we can negotiate a merger agreement acceptable to all parties.  We will provide you shortly with a proposed merger agreement.  We anticipate such draft would include minimal representations and warranties.

I expect that the Board of Directors of United Capital will form a special committee of independent directors to consider my proposal on behalf of United Capital’s public stockholders and to recommend to the Board of Directors and the Company’s stockholders whether to approve the proposal.  I will vote in favor of that delegation of authority.  I also encourage the special committee to retain its own financial advisor and legal counsel to assist in its review.  I would welcome the opportunity to present my proposal to the special committee as soon as possible.

This indication of interest is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been executed and delivered by United Capital and all other appropriate parties and the agreement, arrangement or understanding has been approved by United Capital’s Board of Directors and its special committee.

I, as well as my entire team, look forward to working with the special committee and its financial advisor and legal counsel to complete a mutually acceptable transaction that is attractive to the Company’s public stockholders.  Should you have any questions, please contact me.

Very truly yours,

/s/ A. F. Petrocelli
A. F. Petrocelli